Filed by MAF Bancorp, Inc. pursuant to
                                      Rule 425 under the Securities Act of 1933.

                                         Subject Company: Fidelity Bancorp, Inc.
                                                   (Commission File No. 1-12753)

     MAF BANCORP, INC. ISSUED THE FOLLOWING NEWS RELEASE ON APRIL 22, 2003:

FOR IMMEDIATE RELEASE
---------------------

For:     MAF Bancorp, Inc.               Contacts:    Jerry A. Weberling, Chief
         55th Street & Holmes Avenue                    Financial Officer
         Clarendon Hills, IL 60514                    Michael J. Janssen, Senior
                                                        Vice President
         www.mafbancorp.com                           (630) 325-7300


      MAF BANCORP REPORTS FIRST QUARTER EARNINGS OF $.81 PER DILUTED SHARE

Clarendon Hills, Illinois, April 22, 2003 - MAF Bancorp, Inc. (MAFB) announced today that earnings per share for the first quarter ended March 31, 2003 totaled $.81 per diluted share, up 15.7% from the $.70 per diluted share reported for the first quarter of 2002.

The first quarter earnings per share improvement compared to last year resulted primarily from substantially higher net interest income and gains from the sale of loans and mortgage-backed securities. These increases were partially offset by lower income from real estate development operations, higher amortization expense of mortgage servicing rights, writedowns of two investment securities and higher non-interest expenses.

                            FIRST QUARTER HIGHLIGHTS

         o        Diluted EPS of $.81, up 15.7% from last year's first quarter;
         o        Net income of $19.3 million, up 15.9% from a year ago;
         o Net interest margin of 2.94%, 21 basis points ahead of a year ago;
         o        Return on average equity of 15.10% for the quarter;
         o        Return on average assets of 1.30% for the current period;
         o        Strong loan origination volume of $1.1 billion;
         o Loan sale volume of $478 million, generating gains of $7.5 million;
         o Completion of the purchase of a branch office on Chicago's west side.

                  NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income for the current quarter totaled $41.1 million compared to $36.0 million for last year's first quarter, an increase of 14.2%. The net interest margin was 2.94% in the current period, 13 basis points lower than the 3.07% reported for the quarter ended December 31, 2002, but considerably higher than last year's first quarter net interest margin of 2.73%. The margin decline during the past three months was primarily due to a decline in the Company's average yield on interest-earning assets, which outpaced the drop in funding costs during the quarter.

The average yield on interest-earning assets fell to 5.53% for the quarter ended March 31, 2003 compared to 5.93% reported for the quarter ended December 31, 2002, primarily due to the lower interest rate environment. Low mortgage interest rates continued to stimulate loan refinancing activity, with the

Company's yield on loans receivable declining to 5.95%, compared to 6.29% three months ago. The 50 basis point easing by the Federal Reserve in December 2002 also negatively impacted the yield on loans receivable due to the Bank's growing portfolio of floating-rate equity lines of credit and the yield on the Bank's higher balances of short-term liquidity investments. Lower returns on investment and mortgage-backed securities, a function of the general interest rate environment, and a decrease in the dividend rate on Federal Home Loan Bank stock also contributed to lower overall asset yields.

The average cost of interest-bearing liabilities declined by 28 basis points to 2.88% in the current quarter, compared to 3.16% for the quarter ended December 31, 2002. The decline in the cost of interest-bearing liabilities during the past three months was largely the result of continued lower deposit liability costs. The cost of deposits declined to 1.95% for the quarter compared to 2.25% in the last quarter of 2002. The lower deposit costs were principally due to the downward repricing of core deposits and certificates of deposit and the success the Company has had in gathering and retaining low-cost core deposits.

Average interest-earning assets in the current quarter remained stable during the past three months, totaling $5.59 billion for the current quarter, compared to $5.60 billion reported for the quarter ended December 31, 2002. Average loans receivable balances declined $116 million during the quarter while the average balances of securities and liquid investments increased by approximately the same amount.

                               LENDING PRODUCTION

Loan origination volume totaled $1.06 billion in the current quarter, more than 55% ahead of the $678.0 million reported for the quarter ended March 31, 2002 and only slightly behind the loan volume of $1.19 billion reported for the quarter ended December 31, 2002. Historically low mortgage interest rates continued to generate large refinancing volumes. Long-term fixed-rate loans remained attractive to consumers and loan sale activity in the quarter was strong, as the Company generally sells fixed-rate loans into the secondary market. The Company continued to have success in marketing its home equity loan products, with balances increasing to $447.4 million at March 31, 2003 compared to $324.9 million at March 31, 2002.


                               NON-INTEREST INCOME

Non-interest income increased to $16.0 million in the current quarter, compared to $13.7 million reported for the quarter ended March 31, 2002. Substantially higher gains on sales of loans and mortgage-backed securities were partially offset by higher amortization expense of mortgage servicing rights, lower income from real estate development operations and writedowns on two investment securities. Higher deposit account service fees and brokerage fee revenue also contributed to the overall improvement.

LOAN/MBS SALES AND LOAN SERVICING. Although the heavy loan refinancing activity in the current quarter reduced asset yields, the Bank's strong asset-generation capabilities allowed it to reinvest these loan prepayments in new loans, contributing to strong loan sale profits. Loan sale volume in the current quarter increased to $477.6 million compared to $364.5 million in last year's first quarter and $469.2 million for the quarter ended December 31, 2002. With this increased sales volume, along with higher margins, gains on sales of mortgage loans more than tripled compared to the quarter ended March 31, 2002, totaling $7.5 million in the current quarter compared to $2.3 million a year ago.

During the quarter, the Company swapped into mortgage-backed securities, a total of $85.3 million of prepayment-protected fixed-rate mortgage loans. The Company sold these securities along with an additional $60.9 million of similar mortgage-backed securities for gains totaling $5.4 million. These sales were undertaken to improve the Company's interest rate risk position by lengthening its asset duration to better match the Company's increased liability duration, as the average lives of these loans and related mortgage-backed securities had become very short due to high prepayment speeds. Higher loan refinancings led to increased amortization of mortgage servicing rights resulting in $1.4 million of loan servicing fee expense, net of servicing fees, compared to $40,000 of net expense last year.

INVESTMENT SECURITIES SALES AND WRITEDOWNS. During the quarter, the Company took aggregate writedowns of $8.1 million on two floating-rate debt securities having an aggregate amortized cost of $18.8 million prior to the writedowns. One of the securities is collateralized by aircraft leased to numerous different airlines and the other is a collateralized bond obligation secured by various less than investment grade high yield securities. These securities are current as to payment of principal and interest. However, the estimated market values of these securities have been negatively impacted by weak economic conditions and the current difficulties in the airline industry. Additionally, the Company sold various fixed-rate debt and equity securities during the quarter for aggregate proceeds of $35.0 million, resulting in gains totaling $2.4 million.

DEPOSIT ACCOUNT SERVICE FEES. Deposit account service fees totaled $5.4 million for the current quarter, up 12.7% from the $4.8 million reported in the first quarter of 2002. The continued growth in deposit account fee income was driven by fee increases and expansion of the Bank's checking account base through new branch openings during the past year and internal sales efforts. Checking accounts totaled 157,700 at March 31, 2003, 9.5% higher than a year ago.

REAL ESTATE DEVELOPMENT OPERATIONS. The Company's real estate development operations contributed $1.6 million to non-interest income in the current quarter compared to $2.9 million in last year's first quarter. The real estate income for the current quarter resulted primarily from the first closings in the Company's new 326-lot Shenandoah subdivision in Plainfield, IL. A total of 54 lots closed in this development during the quarter, generating profits of $1.5 million. The remaining income was generated from the TallGrass of Naperville subdivision, where 48 lots remain from the original 952 lots available in this development. At March 31, 2003, 68 lots and 4 lots were under contract in the Shenandoah and TallGrass developments, respectively.

                              NON-INTEREST EXPENSE

The ratio of total non-interest expense to average assets was 1.80% for the current quarter, compared to 1.69% in the first quarter of 2002 and 1.75% for the quarter ended December 31, 2002. The Company's efficiency ratio, a measure of the amount of expense needed to generate each dollar of revenue, was 46.5% for the current quarter, compared to 48.0% in last year's first quarter and 43.1% for the quarter ended December 31, 2002.

Non-interest expense totaled $26.7 million in the current quarter, compared to $23.6 million reported for the quarter ended March 31, 2002. Compensation and benefits expense totaled $15.6 million in the current quarter, compared to $14.2 million a year ago. This increase was primarily due to normal salary increases, higher payroll taxes and medical costs, and increased staffing. Occupancy expenses increased by $664,000 in the current quarter compared to the comparable period a year ago, primarily due to higher depreciation and rent expenses and general maintenance costs. Other non-interest expense increased by $954,000 in the current quarter compared to last year's first quarter. The largest components of this increase were higher professional expenses, larger bad check losses and increased postage, telephone and loan expenses.

Income tax expense totaled $11.1 million in the current quarter, equal to an effective income tax rate of 36.5%, compared to $9.4 million or an effective tax rate of 36.1% for the quarter ended March 31, 2002.

                                  ASSET QUALITY

Non-performing assets increased during the past three months to $37.1 million, or .62% of total assets, compared to $27.8 million or .47% of total assets at December 31, 2002. The increase in non-performing assets over the past three months is due to two aircraft-related asset-backed investment securities, totaling $9.8 million, being put on non-accrual status. The Company recorded $12,000 of net charge-offs of loans during the quarter and did not record a provision for loan losses. The Bank's allowance for loan losses was $19.5 million at March 31, 2003, equal to 77% of total non-performing loans and .45% of total loans receivable. At March 31, 2003, 87% of the Company's loan portfolio consisted of loans secured by one-to-four family residential properties, including 10% relating to home equity loans and equity lines of credit. A total of 93% of non-performing loans consisted of loans secured by one-to-four family residential properties.

                             BALANCE SHEET & CAPITAL

Total assets at March 31, 2003, were $5.98 billion, approximately $48 million higher than the level reported at December 31, 2002. Loan balances, which totaled $4.40 billion at March 31, 2003, were $135 million lower than the $4.53 billion balance three months ago. This modest decline was attributable to heavy loan refinancings and the sale of fixed-rate mortgage loans. Loan balance decreases, along with declines in securities balances, were offset by increases in cash and cash equivalent balances. Total deposits increased to $3.81 billion, $64 million higher than the $3.75 billion reported at December 31, 2002. The Bank continues to be successful in its efforts to grow its core deposits. At March 31, 2003, core deposits, comprised of checking, savings and money market accounts, accounted for 57.5% of total deposits.

Borrowed funds totaled $1.50 billion at March 31, 2003 down modestly from $1.56 billion reported three months earlier. Total stockholders' equity increased by $15.6 million over the past three months, totaling $517.0 million at March 31, 2003. The book value per share at March 31, 2003 was $22.18.

The Company previously announced a 500,000 share repurchase plan during the third quarter of 2001 of which 466,200 shares are remaining under the authorization. During the current quarter, the Company did not repurchase any shares of its common stock. The Bank's tangible, core and risk-based capital percentages of 6.87%, 6.87% and 12.13%, respectively, at March 31, 2003 exceeded all minimum regulatory capital requirements.


                                OUTLOOK FOR 2003

The Company is reiterating its previous outlook for calendar 2003, and currently expects earnings to be in the range of $3.30-$3.35 per diluted share.

The Company's projections for 2003 assume modest balance sheet growth over 2002, and a relatively unchanged yield curve from the current level. The Company currently expects loan origination activity to decline modestly in the second half of the year as loan refinancing activity is expected to ease, with total origination volume for the year to be down 5-10% compared to 2002. Loan sale volume for 2003 is expected to be comparable to 2002 levels. Based on the Company's expectation that the economy remains sluggish and the Federal Reserve does not begin tightening monetary policy until early 2004, management expects the net interest margin for 2003 to be in a range of 2.82%-2.90%. The Company expects to report continued growth in fee income in 2003 and is currently projecting income from real estate development operations in the range of $12-$13 million for 2003. The projections also assume continued strong housing and mortgage activity in the Bank's markets and good credit quality.

On March 28, 2003, the Company completed the purchase of a branch office on the west side of the city of Chicago. Deposits at the branch office totaled approximately $8 million at closing. The Company has also received regulatory approval to open a new branch facility in a neighborhood on the near southwest side of Chicago's central business district and expects to open this office later in 2003.

On December 17, 2002, the Company announced it had reached an agreement to acquire Fidelity Bancorp in an all-stock transaction valued at approximately $101 million on the date of announcement. As previously disclosed, the Company expects this transaction to close in mid-2003. At December 31, 2002, Fidelity had assets of $730 million, deposits of $463 million and five branch offices in the Chicago area.

MAF Bancorp is the parent company of Mid America Bank, a federally chartered stock savings bank. The Bank operates a network of 34 retail banking offices primarily in Chicago and its western suburbs. The Company's common stock trades on the Nasdaq Stock Market under the symbol MAFB.


                           Forward-Looking Information
                         -----------------------------

Statements contained in this news release that are not historical facts constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. The Company undertakes no obligation to update these forward-looking statements in the future. Factors which could have a material adverse effect on operations and could affect management's outlook or future prospects of the Company and its subsidiaries include, but are not limited to, difficulties in achieving anticipated cost savings related to the operation of the acquired banking offices of Fidelity Bancorp or higher than expected costs related to the Fidelity transaction, unanticipated changes in interest rates or flattening of the yield curve, deteriorating economic conditions which could result in increased delinquencies in MAF's or Fidelity's loan portfolio, legislative/regulatory developments, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of MAF's or Fidelity's loan or investment portfolios, or further deterioration in the value of investment securities, demand for loan products, secondary mortgage market conditions, deposit flows, competition, demand for financial services and residential real estate in MAF's and Fidelity's market areas, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, the possible short-term dilutive effect of other potential acquisitions, if any, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

   NOTE: The following notice is included to meet certain legal requirements.
   -------------------------------------------------------------------------

MAF has filed a registration statement containing a proxy statement/prospectus and other documents regarding the proposed transaction with Fidelity Bancorp, Inc. with the Securities and Exchange Commission. Fidelity shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about MAF and Fidelity, and the proposed transaction. When available, copies of the proxy statement/prospectus will be mailed to Fidelity shareholders, and it and other documents filed by MAF or Fidelity with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to MAF at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514 or Fidelity at 5455 West Belmont Avenue, Chicago, Illinois 60641.

                       MAF BANCORP, INC. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                  (Dollars in thousands, except per share data)


                                                                                    THREE MONTHS ENDED
                                                                                         MARCH 31,
                                                                                   2003           2002
                                                                                   ----           ----
                                                                                        (UNAUDITED)

Interest income                                                                  $77,026          81,556
Interest expense                                                                  35,971          45,592
                                                                                  ------          ------
   Net interest income                                                            41,055          35,964
Provision for loan losses                                                              -               -
                                                                                  ------          ------
   Net interest income after provision for loan losses                            41,055          35,964
Non-interest income:
   Gain (loss) on sale or writedown of:
     Loans receivable held for sale                                                7,548           2,340
     Mortgage-backed securities                                                    5,352               -
     Investment securities                                                        (5,712)            465
     Foreclosed real estate                                                          (69)             27
   Income from real estate operations                                              1,635           2,897
   Deposit account service charges                                                 5,439           4,824
   Loan servicing fee expense, net                                                (1,376)            (40)
   Brokerage commissions                                                             731             603
   Other                                                                           2,466           2,558
                                                                                  ------          ------
     Total non-interest income                                                    16,014          13,674
Non-interest expense:
   Compensation and benefits                                                      15,638          14,226
   Office occupancy and equipment                                                  3,531           2,867
   Data processing                                                                   973             999
   Advertising and promotion                                                       1,321           1,187
   Amortization of core deposit intangibles                                          379             424
   Other                                                                           4,832           3,878
                                                                                  ------          ------
     Total non-interest expense                                                   26,674          23,581
                                                                                  ------          ------
     Income before income taxes                                                   30,395          26,057
Income taxes                                                                      11,107           9,415
                                                                                  ------          ------
     Net income                                                                  $19,288          16,642
                                                                                  ======          ======
Basic earnings per share                                                         $   .83             .72
                                                                                  ======          ======
Diluted earnings per share                                                           .81             .70
                                                                                  ======          ======

                       MAF BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (Dollars in thousands)
                                   (Unaudited)

                                                                                  MARCH 31,      DECEMBER 31,
                                                                                    2003            2002
                                                                                    ----            ----
ASSETS
------

Cash and due from banks                                                          $  133,324        134,265
Interest-bearing deposits                                                           163,187         28,210
Federal funds sold                                                                  196,812        100,205
                                                                                    -------        -------
    Total cash and cash equivalents                                                 493,323        262,680

Investment securities available for sale, at fair value                             289,004        308,235
Stock in Federal Home Loan Bank of Chicago, at cost                                 204,413        169,708
Mortgage-backed securities available for sale, at fair value                        304,966        365,638
Loans receivable held for sale                                                       68,076        167,780
Loans receivable, net of allowance for losses of $19,471 and $19,483              4,327,498      4,363,152
Accrued interest receivable                                                          22,630         27,513
Foreclosed real estate                                                                2,127          2,366
Real estate held for development or sale                                             20,451         14,938
Premises and equipment, net                                                          74,449         72,492
Other assets                                                                         60,891         67,753
Goodwill, net of accumulated amortization of $12,480                                 95,346         94,796
Intangibles                                                                          21,756         20,130
                                                                                  ---------      ---------
                                                                                 $5,984,930     $5,937,181
                                                                                  =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Liabilities:
   Deposits                                                                       3,814,744      3,751,237
   Borrowed funds                                                                 1,501,500      1,556,500
   Advances by borrowers for taxes and insurance                                     38,152         37,700
   Accrued expenses and other liabilities                                           113,516         90,286
                                                                                  ---------      ---------
     Total liabilities                                                            5,467,912      5,435,723
                                                                                  ---------      ---------
Stockholders' equity:
   Preferred stock, $.01 par value; authorized
      5,000,000 shares; none outstanding                                                  -              -
   Common stock, $.01 par value;
      80,000,000 shares authorized; 25,420,650 shares issued;
      23,310,396 and 23,252,815 shares outstanding                                      254            254
   Additional paid-in capital                                                       204,839        204,710
   Retained earnings, substantially restricted                                      357,841        342,790
   Stock in Gain Deferral Plan; 237,431 and 236,401 shares                              887            851
   Accumulated other comprehensive income, net of tax                                 3,865          4,819
   Treasury stock, at cost; 2,110,254 and 2,167,835 shares                          (50,668)       (51,966)
                                                                                  ---------      ---------
       Total stockholders' equity                                                   517,018        501,458
                                                                                  ---------      ---------
                                                                                 $5,984,930     $5,937,181
                                                                                  =========      =========

                       MAF BANCORP, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                        (In thousands, except share data)
                                   (Unaudited)


                                                      MARCH 31,             DECEMBER 31,            MARCH 31,
                                                        2003                   2002                   2002
                                                        ----                   ----                   ----

Book value per share                              $     22.18             $     21.57           $     19.50
Stockholders' equity to total assets                     8.64%                   8.45%                 8.01%
Tangible capital ratio (Bank only)                       6.87                    6.78                  6.73
Core capital ratio (Bank only)                           6.87                    6.78                  6.73
Risk-based capital ratio (Bank only)                    12.13                   11.85                 11.98
Common shares outstanding:
    Actual                                         23,310,396              23,252,815            23,093,234
    Basic (weighted average)                       23,300,671              23,282,750            23,014,821
    Diluted (weighted average)                     23,852,184              23,802,094            23,576,020

Non-performing loans                              $    25,243             $    25,394           $    25,217
Non-performing assets                                  37,113                  27,760                27,387
Allowance for loan losses                              19,471                  19,483                19,554
Non-performing loans to total loans                       .58%                    .58%                  .59%
Non-performing assets to total assets                     .62                     .47                   .49
Allowance for loan losses to total loans                  .45                     .44                   .46
Mortgage loans serviced for others                $ 2,261,784             $ 2,021,512           $ 1,646,806
Mortgage servicing rights, net                         14,881                  12,960                12,957



                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                                      ------------------
                                                                                      2003          2002
                                                                                      ----          ----
Average balance data:
    Total assets                                                                 $5,925,958     $5,586,629
    Loans receivable                                                              4,504,911      4,353,404
    Interest-earning assets                                                       5,586,324      5,268,610
    Deposits                                                                      3,533,951      3,352,212
    Interest-bearing liabilities                                                  5,057,895      4,792,649
    Stockholders' equity                                                            511,077        442,536
Performance ratios (annualized):
    Return on average assets                                                           1.30%          1.19%
    Return on average equity                                                          15.10          15.04
    Average yield on interest-earning assets                                           5.53           6.20
    Average cost of interest-bearing liabilities                                       2.88           3.86
    Interest rate spread                                                               2.65           2.34
    Net interest margin                                                                2.94           2.73
    Average interest-earning assets to average
      interest-bearing liabilities                                                   110.45         109.93
    Non-interest expense to average assets                                             1.80           1.69
    Non-interest expense to average assets
      and loans serviced for others                                                    1.33           1.33
    Efficiency ratio (1)                                                              46.45          47.96
Loan originations and purchases                                                  $1,055,901     $   678,040
Loans sold                                                                          477,618        364,521
Cash dividends declared per share                                                       .18            .15

(1) The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gain/(loss) on sale and writedown of mortgage-backed and investment securities.